Mail Stop 3561

October 16, 2009

James T. McManus, II
Chief Executive Officer
Energen Corporation and Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

> **Re:** **Energen Corporation and Alabama Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-07810**

Dear Mr. McManus:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director